MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

June 10, 2025

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Stephany Yang and Melissa Gilmore

Re:	MKDWELL Tech Inc.
Form 20-F for Fiscal Year Ended December 31, 2024
Filed April 3, 2025
File No. 001-42197

Dear Ms. Stephany Yang and Ms. Melissa Gilmore

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 28, 2025 (the “Comment Letter”) relating to the annual report on Form 20-F for Fiscal Year Ended December 31, 2024, which was filed with the Commission by MKDWELL Tech Inc. (the “Company” or “we”) on April 3, 2025 (the “Annual Report”). The Company is concurrently filing an amendment to the Annual Report herewith (the “Amendment”).

Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment and the Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2024

Item 3. Key Information

Risks Related to Doing Business in China, page 8

1.	Please quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

Response: The Company respectfully confirms that future filings of its annual report on Form 20-F will include the required disclosures in the format as follows:

Cash Transfers And Distributions in the Group

Cash may be transferred between the Company and its subsidiaries in the following manner: (1) funds may be transferred to the Company’s subsidiaries from the Company or intermediate holding companies in the Group as needed in the form of capital contribution or shareholder loans; (2) dividends or other distributions may be paid by the Company’s subsidiaries to the Company or any intermediate holding company; and (3) the Company’s subsidiaries may lend to and borrow from each other from time to time for business operation purposes. The Company and its subsidiaries are permitted under PRC laws and regulations to provide funding to the Company’s PRC subsidiaries in the form of loans or capital contributions, provided that the applicable governmental registration and approval requirements are satisfied. Cash proceeds raised from financings conducted outside of China, may be transferred to the Company’s PRC subsidiaries via capital contribution or shareholder loans.

For the past three fiscal years ended December 31, 2024 and up to March 31, 2025, no dividends or distributions were made to U.S. investors.

For the year ended December 31, 2022, within the MKD group (based on the currency conversion rates of 1 USD to 6.73 CNY; 1 USD to 29.80 NTD):

●	MKD Jiaxing made payments for goods of a total sum of $133,749 to MKD Taiwan.

●	MKD Taiwan made payments for goods of a total sum of $21,209 to MKD Jiaxing.

●	MKD Shanghai provided working capital loans of $193,193 to MKD Jiaxing.

●	MKD Jiaxing repaid a working capital loan in the amount of $44,583 to MKD Shanghai.

For the year ended December 31, 2023, within the MKD group (based on the currency conversion rates of 1 USD to 7.08 CNY; 1 USD to 31.1525 NTD):

●	MKD Jiaxing made payments for goods of a total sum of $464,952 to MKD Taiwan and $840,183 to MKD Shanghai.

●	MKD Shanghai made payments for goods of a total sum of $319,273 to MKD Jiaxing.

●	MKD Taiwan provided working capital loans of $20,843 to MKD BVI.

●	MKD BVI provided working capital loans of $360,000 to MKD Taiwan.

●	MKD Taiwan repaid a working capital loan in the amount of $360,000 to MKD BVI.

●	MKD Shanghai provided working capital loans of $96,041 to MKD Jiaxing.

●	MKD Jiaxing repaid a working capital loan in the amount of $56,495 to MKD Shanghai.

For the year ended December 31, 2024, within the MKD group (based on the currency conversion rates of 1 USD to 7.20 CNY; 1 USD to 32.1064 NTD):

●	MKD Taiwan made payments for goods of a total sum of $268,050 to MKD Jiaxing.

●	MKD Jiaxing provided working capital loans in the amount of $2,602,943 to MKD Shanghai.

●	MKD Shanghai provided working capital loans in the amount of $1,988,688 to MKD Jiaxing.

●	MKD Taiwan provided working capital loans of $403,000 to MKD BVI.

●	MKD Jiaxing provided a working capital loan in the amount of $250,000 to MKD BVI.

●	MKD Shanghai repaid working capital loans in the amount of $2,602,943 to MKD Jiaxing.

●	MKD Jiaxing repaid working capital loans in the amount of $1,988,688 to MKD Shanghai.

●	MKD BVI repaid a working capital loan in the amount of $50,000 to MKD Taiwan.

●	MKD Taiwan provided working capital loans of $24,000 to MKDWELL Tech Inc.

Item 13. Defaults, Dividend Arrearages and Delinquencies, page 71

2.	We note your disclosures of the amounts involving your financial leasing contract dispute, the legal matter with the previous U.S. legal advisor of Cetus Capital, and the amended satisfaction and discharge agreement. We also note your disclosure on page F-35 that the amount related to the litigation matter with the previous U.S. legal advisor of Cetus Capital was not able to be quantified, and no related liability was accrued. Please tell us whether any of the other amounts have been accrued as of the reported periods and how you complied with the disclosure requirements of ASC 450-20-50 related to the three matters. Additionally, tell us your consideration for disclosure on page 63 pursuant to the requirements for Item 8.A.7 of Form 20-F.

Response:

During the reporting period ended December 31, 2024, the Company has evaluated all three legal matters disclosed in its annual report on Form 20-F in accordance with ASC 450-20:

(a) Accrual Status of Legal Matters

(1) Financial Leasing Contract Dispute

We have accrued RMB1.3 million ($0.18 million) under “Accrued expenses and other current liabilities” (constituting a portion of the item “Long-term payments of leaseback, current” of $1,242,154 as at December 31, 2024), and RMB1.5 million ($0.21 million) under “Other non-current liabilities” on our balance sheet (constituting a portion of the item “Long-term payments of leaseback” of $270,412 as at December 31, 2024). The amount represents the present value of future cash outflows as of December 31, 2024, calculated using the original contract’s discount rate of 9.4%. While the plaintiff may demand the return of the remaining rent and payment of liquidated damages which is less than the amount the Company has already accrued, the Company maintains that its accrual is reasonable based on facts and legal assessments as of December 31, 2024.

(2) Amended Satisfaction and Discharge Agreement

The full amount of $662,500 has been accrued under “Accrued expenses and other liabilities” as disclosed on the item “Deferred underwriter commission payable” in Note 12 of our financial statements. This obligation is fixed and uncontested.

(3) Litigation with Former U.S. Legal Advisor

An action was commenced against us in December 2024 in the Supreme Court of the State of New York by the previous U.S. legal advisor of Cetus Capital, which became our subsidiary after the closing of the Business Combination, relating to certain legal fees owed. Such action sought relief for a sum of $478,715, interest thereon at 10 percent. per annum, costs and expenses, including reasonable attorneys’ fees, and such other and further relief as deemed just and proper. We have accrued $478,715 and 10% interest amount of $19,411 under “Accrued expenses and other liabilities”. Regarding related reasonable attorneys’ fees, as we have not received a claim on the specific amount of attorney’s fee, we are unable to quantify this amount and therefore no accrual has been recorded as the loss contingency does not meet the “probable and estimable” threshold under ASC 450-20. We have disclosed on page F-35 of our annual report.

(b) ASC 450-20-50 Compliance

(1) The guidelines are as follows:

Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 450-20-25-2, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading. If no accrual is made for a loss contingency because one or both of the conditions in paragraph 450-20-25-2 are not met, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate: (A) The nature of the contingency, and (B) An estimate of the possible loss or range of loss (or state that such an estimate cannot be made).

(2) Our consideration:

Regarding the above matter, we have fully accrued all liabilities on our accounting records except for related reasonable attorneys’ fees. Pursuant to ASC 450-20-50 requirements, no additional disclosure in Note 21 of our financial statements is required. As for related reasonable attorneys’ fees that were not able to be quantified as at December 31, 2024, we have state that such an estimate cannot be made in Note 21 of our financial statements.

(c) Item 8.A.7 of Form 20-F

In addition, with respect to Item 8.A.7 of Form 20-F, the Company has evaluated all legal proceedings that could materially impact our financial position. The Company respectfully confirms that future filings of its annual report on Form 20-F will include the required disclosures in the format as follows:

Legal proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of business, including such as disclosed in “Item 13. Defaults, Dividend Arrearages and Delinquencies”. We have evaluated all legal proceedings that could materially impact our financial position. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material adverse effect on our business, financial condition, cash-flow or results of operations.

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 71

3.	We note that you identified material weaknesses; however, you do not include a statement as to whether your internal control over financial reporting is effective as required by Item 15(b)(3) of Form 20-F. Please revise to include a statement as to whether ICFR is effective in future filings. Also revise “significant weaknesses” appropriately.

Response: The Company respectfully confirms that future filings of its annual report on Form 20-F will include the required disclosures in the format as follows:

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Evaluation

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rule 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2024, were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In relation to the examination of our combined and consolidated financial statements presented in this Annual Report, we have identified material weaknesses in our internal control over financial reporting and as such our internal control over financial reporting as of December 31, 2024 were not effective. The Company did not have a formal risk assessment process and internal control framework over financial reporting, which included the lack of a formal group-wide risk assessment process to identify, assess, address or mitigate the risks identified, and sufficient internal control over a financial reporting framework to maintain effective internal controls within the organization, and which may increase risk of error, fraud, misstatement of financial reporting, or non-compliance with related regulations for a U.S. listed group. Additionally, the Company lacked sufficient financial reporting and accounting personnel with appropriate knowledge of GAAP and SEC reporting requirements to properly address complex GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with GAAP and reporting requirements set forth by the SEC.

A comprehensive assessment of our internal control, aimed at identifying and reporting material weaknesses and other deficiencies, was not conducted by our independent registered public accounting firm. Performing such an assessment or having an audit of our internal control over financial reporting might have revealed additional deficiencies.

To address the identified material weaknesses stemming from the audit of our combined and consolidated financial statements for the year ended December 31, 2024, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. Moreover, we are in the process of developing and implementing a set of policies and procedures for period-end financial reporting. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weaknesses in a timely manner or at all.

Attestation Report of the Registered Public Accounting Firm

Being a company with less than US$1.235 billion in revenue for the fiscal year ended December 31, 2023, we qualify as an “emerging growth company” under the JOBS Act. An emerging growth company is entitled to certain reduced reporting and other requirements that are typically applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 concerning the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16F. Change in Registrant’s Certifying Accountant, page 73

4.	We note your disclosure that the client-auditor relationship between the Company and MKDWELL Limited, a subsidiary of the Company, with Marcum Asia CPAs LLP ceased. Please revise to disclose whether the former accountant resigned, declined to stand for re-election, or was dismissed. Refer to Item 16F(a)(1)(i) of Form 20-F.

Response: The Company respectfully confirms that future filings of its annual report on Form 20-F will include the required disclosures in the format as follows:

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Please refer to the Current Reports on Form 6-K of the Company filed on December 6, 2024 and December 11, 2024, in accordance with instruction 2 to item 16F of Form 20-F. The change of auditors from Marcum Asia CPAs LLP to Guangdong Prouden CPAs GP was approved by the audit committee of the board of directors of the Company.

Effective as of December 2, 2024, the client-auditor relationship between the Company, MKDWELL Limited (“MKD BVI”), a subsidiary of the Company, with Marcum Asia CPAs LLP (“Marcum Asia”) ceased. On December 2 and 3, 2024, the audit committee and the board of directors of the Company approved resolutions to dismiss and replace the auditor of the Company and notified the passage of such resolutions to Marcum Asia. Subsequently, Marcum Asia notified the SEC in a letter dated December 2, 2024 that the client-auditor relationship between the Company and Marcum Asia ceased effective December 2, 2024. The audit reports of Marcum Asia on the financial statements of the Company and MKD BVI each dated May 2, 2024 each contained explanatory paragraphs regarding the Company’s and MKD BVI’s ability to continue as a going concern, and save as aforementioned did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period through December 2, 2024, there were no: (1) “disagreements” (as that term is defined in 16F (a)(1)(iv) of Form 20-F and the related instructions) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F. The Company provided Marcum Asia with a copy of the disclosures in its current report on Form 6-K furnished with the SEC on December 6, 2024 and requested that Marcum Asia furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein. As of the latest practicable time prior to the furnishment of such report, the Company did not receive such letter from Marcum Asia.

The Company subsequently appointed Guangdong Prouden CPAs GP (“Guangdong Prouden”) as its independent registered public accounting firm, effective on December 10, 2024. The appointment of Guangdong Prouden was made after careful consideration and an evaluation process by the Company, and was approved by the audit committee of the board of directors of the Company and by the board of directors of the Company. Guangdong Prouden is engaged to audit and report on the consolidated financial statements of the Company. During the Company’s fiscal years ended December 31, 2022 and 2023 and until the engagement of Guangdong Prouden, neither the Company nor anyone on its behalf has consulted with Guangdong Prouden on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Guangdong Prouden which Guangdong Prouden concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

5.	Your Exhibit 13.1 certification references a name other than that of your Chief Executive Officer in the first paragraph. Please revise the certification in future filings accordingly.

Response: We have noted the error and confirm that future filings will be include such Exhibit 13.1 certification with the correct names.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Huan Lou, Esq. and David Manno, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-2187 or (212) 981-6772.

Very truly yours,

For and on behalf of
MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer